SEC File No. 5-46709


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                -----------------
                           LaSalle Re Holdings Limited
                       (Name of Subject Company (issuer))

                           LaSalle Cover Company, LLC
                         Costa Brava Partnership III, LP
                           Roark, Rearden & Hamot, LLC
                        White Bay Capital Management LLC
                                  Seth W. Hamot
                                Andrew R. Siegel
                       (Name of Filing Persons (Offerors))

               Series A Preferred Stock, par value $1.00 per Share
                         (Title of Class of Securities)

                                  BMG5383Q1197
                      (CUSIP Number of Class of Securities)


           Seth W. Hamot                                Andrew R. Siegel
   Roark, Rearden & Hamot, Inc.                 White Bay Capital Management LLC
         68 Harvard Street             and         100 Park Avenue, 16th Floor
  Brookline, Massachusetts 02445                    New York, New York 10017
          (617) 264-2844                                 (917) 517-7650


            (Name, address and telephone number of persons authorized to receive notices and communications on behalf of the filing persons)

                                    Copy to:
                  Otterbourg, Steindler, Houston & Rosen, P.C.
                                 230 Park Avenue
                          New York, New York 10169-0075
                       Attention: Donald N. Gellert, Esq.
                                 (212) 661-9100

                            CALCULATION OF FILING FEE
              Transaction Valuation*       Amount of Filing Fee**
                   $ 3,510,000                   $444.72

         * Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 3,000,000 shares of Series A Preferred Stock of LaSalle Re Holdings Limited at the tender offer price of $1.17 per share of Series A Preferred Stock.

         **   The filing fee is based upon the transaction valuation multiplied by .0001267.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid: $190.05
           Form or Registration No.: SC TO -T  File No. 5-46709
           Filing Party: LaSalle Cover Company, LLC
           Date Filed: December 23, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X]   third-party tender offer subject to Rule 14d-1.
           [ ]   issuer tender offer subject to Rule 13e-4.
           [ ]   going-private transaction subject to Rule 13e-3.
           [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on December 23, 2004 by LaSalle Cover Company, LLC, a Delaware limited liability company (the "Purchaser"). The Schedule TO related to the Purchaser's offer to purchase up to 1,500,000 Series A Preferred shares, par value $1.00 per share, of LaSalle Re Holdings Limited, a Bermuda company ("Holdings") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which were filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. The Schedule TO provided for a purchase price of $1.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the Letter of Transmittal This Amendment No. 1 reflects (i) the naming of additional filing persons (offerors), (ii) an increase of the purchase price to $1.17 per share, net to the seller in cash, without interest thereon, (iii) an increase in the maximum number of Series A Preferred shares that Purchaser is offering to purchase to 3,000,000 Series A Preferred Shares (all of the outstanding Series A Preferred shares) and (iv) the amendment of the Offer to Purchase and the Letter of Transmittal to reflect the foregoing and certain additional matters. This Amendment No. 1 to Tender Offer Statement on Schedule TO is being filed on behalf of the Purchaser and its principals.

Item 1.           Summary Term Sheet.

The information set forth in the sections of the Amended and Restated Offer to Purchase entitled "Summary Term Sheet" and "Questions and Answers About the Offer" is incorporated herein by reference.

Item 2.           Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is LaSalle Re Holdings Limited, a Bermuda corporation. Holdings' principal executive offices are located at LOM Building, 27 Reid Street, Hamilton, HM11, Bermuda. Holdings' telephone number is (441) 292-4985.

(b) This statement relates to the Series A Preferred Stock, of which there were 3,000,000 shares issued and outstanding as of December 23, 2004.

(c) The information set forth in the section of the Amended and Restated Offer to Purchase entitled "The Tender Offer - Description of Series A Preferred Shares; Dividends; Price Range of the Shares" is incorporated herein by reference.

Item 3.           Identity and Background of Filing Person.

This Schedule TO is filed by the Purchaser, who is making a third-party tender offer and by Costa Brava Partnership III, LP, Roark Rearden & Hamot, LLC, White Bay Capital Management LLC, Seth W. Hamot and Andrew R. Siegel who also may be deemed to be making the offer. The information set forth in the section of the Amended and Restated Offer to Purchase entitled "The Tender Offer - Certain Information Concerning LCC" is incorporated herein by reference.

Item 4.           Terms of the Transaction.

The information set forth in the sections of the Amended and Restated Offer to Purchase entitled "Summary Term Sheet," "The Tender Offer - Terms of The Offer; Expiration Date," "The Tender Offer - Procedures for Accepting the Offer and Tendering Shares," "The Tender Offer - Withdrawal Rights" and "The Tender Offer
- Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

Not applicable. However, reference is made to the information set forth in the section of the Amended and Restated Offer to Purchase entitled "The Tender Offer
- Background of the Offer" which is incorporated herein by reference

Item 6.           Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Amended and Restated Offer to Purchase entitled "Questions and Answers About the Offer - What is the Purpose of the Offer," "The Tender Offer - Description of Series A Preferred Shares; Dividends; Price Range of the Shares," "The Tender Offer - Background of the Offer" and "The Tender Offer Effect of the Offer on the Market for the Shares; Exchange Act Registration" is incorporated herein by reference.

Item 7.           Source and Amount of Funds or Other Consideration.

The information set forth in the sections of the Amended and Restated Offer to Purchase entitled "The Tender Offer - Source and Amount of Funds" and "The Tender Offer - Certain Fees and Expenses" is incorporated herein by reference.

Item 8.           Interest in Securities of the Subject Company.

The information set forth in the sections of the Amended and Restated Offer to Purchase entitled "The Tender Offer - Background of the Offer" and "The Tender Offer- Certain Information Concerning LCC" is incorporated herein by reference.

Item 9.           Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the section of the Amended and Restated Offer to Purchase entitled "The Tender Offer - Certain Fees and Expenses" is incorporated herein by reference.

Item 10.          Financial Statements.

Not applicable.


Item 11.          Additional Information.

On January 21, 2005, the Purchaser announced that it has increased the Offer Price, as that term is defined in the Offer to Purchase to $1.17 per share, net to the seller in cash, without interest thereon and increased the number of shares subject to the Offer to Purchase to 3,000,000, all of Holdings outstanding Series A Preferred shares. The Purchaser amended and restated the Offer to Purchase and the Letter of Transmittal, as well as the Form of Notice of Guaranteed Delivery, the Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees and the Form of Letter to Clients, copies of which were filed with this Schedule TO as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to reflect the increase in the Offer Price and in the number of shares subject to the Offer to Purchase and with respect to certain other matters.

(a)(1)  None.

(a)(2) The information set forth in the sections of the Amended and restated Offer to Purchase entitled "The Tender Offer - Certain Conditions of the Offer" and "The Tender Offer - Certain Legal Matters; Required Regulatory Approvals" is incorporated herein by reference.

(a)(3)  Not applicable.

(a)(4)  Not applicable.

(a)(5) None; however, reference is made to "The Tender Offer - Certain Information Concerning Holdings," which is incorporated herein by reference for information relating to proceedings in Bermuda with respect to the winding-up of Holdings.

(b) None; however, reference is made to the information set forth in the Amended and Restated Offer to Purchase, which is incorporated herein by reference.


Item 12.          Exhibits.

(a)(1)(A)         Offer to Purchase, dated December 23, 2004*
(a)(1)(B)         Form of Letter of Transmittal*
(a)(1)(C)         Form of Notice of Guaranteed Delivery*
(a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*
(a)(1)(E)         Form of Letter to Clients*
(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)         Press Release issued by LaSalle Cover Company, LLC on December
                  23, 2004*
(a)(1)(H)         Letter to Shareholders, dated December 23, 2004*
(a)(1)(I)         Amended and Restated Offer to Purchase, dated January 21, 2005
(a)(1)(J)         Form of Amended and Restated Letter of Transmittal
(a)(1)(K)         Form of Amended and Restated Notice of Guaranteed Delivery

(a)(1)(L) Form of Amended and Restated Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees
(a)(1)(M)         Form of Amended and Restated Letter to Clients
(a)(1)(N)         Summary Advertisement of the Offer
(a)(1)(O)         Letter to Shareholders, dated January 21, 2005
(b)               None.
(d)               None.
(g)               None.
(h)               None.
-----------------------
* Previously filed

Item 13. Information required by Schedule 13E-3.
Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        LASALLE COVER COMPANY, LLC


                                        By: /s/ ANDREW R. SIEGEL
                                            -----------------------------------
                                            Name:   Andrew R. Siegel
                                            Title:  Manager


                                        COSTA BRAVA PARTNERSHIP III, L.P.


                                        By: /s/ SETH W. HAMOT
                                            -----------------------------------
                                            Name:   Seth W. Hamot
                                            Title:  Manager


                                        ROARK, REARDEN & HAMOT, LLC


                                        By: /s/ SETH W. HAMOT
                                            -----------------------------------
                                            Name:   Seth W. Hamot
                                            Title:  Manager


                                        WHITE BAY CAPITAL MANAGEMENT LLC


                                        By: /s/ ANDREW R. SIEGEL
                                            -----------------------------------
                                            Name:   Andrew R. Siegel
                                            Title:  Manager


                                        /s/ SETH W. HAMOT
                                        ---------------------------------------
                                        Seth W. Hamot


                                        /s/ ANDREW R. SIEGEL
                                        ---------------------------------------
                                        Andrew R. Siegel

Date: January 21, 2005

================================================================================
                                INDEX TO EXHIBITS
                                -----------------

(a)(1)(A)         Offer to Purchase, dated December 23, 2004*

(a)(1)(B)         Form of Letter of Transmittal*

(a)(1)(C)         Form of Notice of Guaranteed Delivery*

(a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(E)         Form of Letter to Clients*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)         Press Release issued by LaSalle Cover Company, LLC on December
                  23, 2004*

(a)(1)(H)         Letter to Shareholders, dated December 23, 2004*

(a)(1)(I)         Amended and Restated Offer to Purchase, dated January 21, 2005

(a)(1)(J)         Form of Amended and Restated Letter of Transmittal

(a)(1)(K)         Form of Amended and Restated Notice of Guaranteed Delivery

(a)(1)(L) Form of Amended and Restated Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(M)         Form of Amended and Restated Letter to Clients

(a)(1)(N)         Summary Advertisement of the Offer

(a)(1)(O)         Letter to Shareholders, dated January 21, 2005

-----------------
* Previously filed